UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 __________________________________________________________

AMENDMENT NO. 2 TO
SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

__________________________________________________________

ATLANTICUS HOLDINGS CORPORATION
(Name of Subject Company (Issuer))
ATLANTICUS HOLDINGS CORPORATION
(Name of Filing Person (Offeror))
__________________________________________________________

5.875% Convertible Senior Notes due 2035
(Title of Class of Securities)
20478N AC 4
20478N AD 2
(CUSIP Numbers of Class of Securities)

__________________________________________________________

William R. McCamey
Chief Financial Officer and Treasurer
Atlanticus Holdings Corporation
Five Concourse Parkway, Suite 400
Atlanta, Georgia 30328
(770) 828-2000
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)
__________________________________________________________

Copies to:
W. Brinkley Dickerson, Jr.
Paul Davis Fancher
Troutman Sanders LLP
600 Peachtree Street, N.E., Suite 5200
Atlanta, Georgia 30308
(404) 885-3000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$42,000,000	$5,409.60

*    Calculated solely for purpose of determining the amount of the filing fee and based on the purchase of $100 million in aggregate principal amount outstanding of 5.875% Convertible Senior Notes due 2035 (the “Securities”), at the maximum tender offer price of $420 per $1,000 principal amount of the Securities.
**    The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $128.80 per $1,000,000 of transaction value.

☒
Check the box if any part of the filing fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $5,409.60	Filing Party: Atlanticus Holdings Corporation
Form or Registration No.: Schedule TO	Date Filed: June 23, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

INTRODUCTORY STATEMENT
This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by Atlanticus Holdings Corporation, a Georgia corporation (the “Company”), with the Securities and Exchange Commission on June 23, 2014, as amended and supplemented by Amendment No. 1 to the Schedule TO filed by the Company on July 15, 2014 (as amended or supplemented, the “Schedule TO”). The Schedule TO relates to the Company’s offer to purchase for cash up to $100,000,000 aggregate principal amount of the Company’s 5.875% Convertible Senior Notes due 2035 (the “Securities”), validly tendered and accepted. The Company’s offer is made upon the terms and conditions contained in the Offer to Purchase, dated June 23, 2014, a copy of which previously has been filed as Exhibit (a)(1) to the Schedule TO, as amended and supplemented by Supplement No. 1 to the Offer to Purchase, dated July 15, 2014, a copy of which previously has been filed as Exhibit (a)(1)(A) to the Schedule TO (as amended or supplemented, the “Offer to Purchase”).
This Amendment is intended to satisfy the disclosure requirements of Rule 13e-4(c)(4) under the Securities Exchange Act of 1934, as amended. Only those items amended are reported in this Amendment. All other terms and conditions set forth in the Schedule TO and the Offer to Purchase shall remain unchanged and in full force and effect. This Amendment should be read in conjunction with the Schedule TO and the Offer to Purchase. All capitalized terms used but not specifically defined in this Amendment have the meanings given to such terms in the Offer to Purchase.
Item 4. Terms of the Transaction
Item 4 of the Schedule TO and the pertinent sections of the Offer to Purchase are hereby amended and supplemented by the following information:

The Offer to Purchase expired at midnight, New York City time, at the end of July 28, 2014. The Company has been advised by the Trustee and Paying Agent that, pursuant to the terms of the Offer to Purchase, $80,000 aggregate principal amount of the Securities were tendered pursuant to the Modified Dutch Auction consideration choice, with no purchase price specified. Securities with an aggregate principal amount of $476,000 were validly tendered pursuant to the fixed price consideration choice. Since the minimum tender condition required for the fixed price consideration choice was not satisfied, the Company will return promptly all $476,000 aggregate principal amount of Securities tendered pursuant to the fixed price consideration choice. The Company has accepted for payment all Securities validly tendered pursuant to the Modified Dutch Auction consideration choice at a purchase price of $315 per $1,000 principal amount of such Securities. The aggregate consideration for the accepted Securities of $25,200 will be delivered promptly by DTC to the tendering holders. On July 29, 2014, the Company issued a press release announcing the expiration and final results of the Offer. A copy of the press release is filed as Exhibit (a)(5)(B) to this Schedule TO and is incorporated herein by reference.
Item 12. Exhibits.

(a)(5)(B) Press release issued by the Company on July 29, 2014.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ATLANTICUS HOLDINGS CORPORATION

By:	/s/ William R. McCamey
Name:	William R. McCamey
Title:	Chief Financial Officer and Treasurer

Date: July 29, 2014

Exhibit Index

(a)(5)(B) Press release issued by the Company on July 29, 2014.